April 27, 2021

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	iPower Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted April 15, 2021
CIK No. 0001830072

Dear Ms. Beech:

On behalf of iPower Inc., a Nevada corporation (the “Company” or “iPower”), we are hereby transmitting the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2021, regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), as submitted to the Commission on April 15, 2021 (the “April Filing”).

For your convenience, we have repeated below the comments of the Staff in bold, and have followed each of the Staff’s comments with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Description of Capital Stock, page 59

1.

We note your disclosure that you amended and restated your articles of incorporation to eliminate any future issuances of Class B Common Stock after the holders of your Class B Common Stock all of their shares into Class A Common Stock in April 2021; however, this section still includes references to your Class B Common Stock and a fifth amended and restated articles of incorporation is not included in your exhibit index. Please file the latest amendment, or, if such amendment will be superseded, the version of your articles of incorporation that will be effective upon the closing of this offering and revise this section to reflect the terms of this latest amendment.

We have updated the description of capital stock throughout the Registration Statement to remove reference to Class A and Class B common stock and to refer to Common Stock only, except where a description of such stock was warranted. We have also filed as Exhibit 3.2 the Company’s Fifth Amended and Restated Articles of Incorporation, which were adopted on April 22, 2021 and filed with the Nevada Secretary of State’s office on April 23, 2021.

Ms. Taylor Beech

U.S. Securities and Exchange Commission

April 27, 2021

General

2.	Please provide support for the statements that you are “a leading online retailer” and “a leading online hydroponic equipment supplier.”

Where we have used language discussing be “a leading online retailer” and “a leading online hydroponic equipment supplier” we have adjusted the language to state “we believe we are among the leading online retailers and suppliers” and otherwise use similar qualifying language. Our understanding and belief regarding such position comes from our high Amazon ratings and sales. (See attached as Exhibit A a sample of Amazon ratings as regards various of iPower’s products.) Nonetheless, as we are unable to definitively confirm our position as relates to our competitors, as much of such information is confidential, we added in qualifying language. See pages 4 and 36 to our Registration Statement.

We thank the Staff in advance for its review of the foregoing and of the Registration Statement on Form S-1 and related Prospectus submitted today. We respectfully request that you provide us with your comments to the revised Registration Statement on or before April 30, 2021. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Chenlong Tan

Chairman, Chief Executive Officer and President

iPower Inc.

Exhibit A

[Sample Amazon Rankings of Various iPower Products]

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